300 State Street East
Suite 226
Oldsmar, FL 34677
813-749-8805
215-689-2748

July 18, 2007

VIA FACSIMILE TO (202) 772-9204 AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:      Ms. Anita Karu, Esq.

Re:          FTS Group, Inc.
Registration Statement on Form SB-2
File No. 333-133749

Dear Ms. Karu:

This letter revises and replaces the acceleration request dated July 17, 2007. Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, FTS Group, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to Wednesday, July 18, 2007 at 4:00 pm EST or as soon as practicable thereafter.  The Company undertakes to include the final disclosure under Narrative to Summary Compensation Table, located on page 17, reviewed by the staff of the Securities and Exchange Commission in a Rule 424 Prospectus.  The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

/s/ Scott Gallagher

Scott Gallagher
Chief Executive Officer, FTS Group, Inc.

cc:  Amy Trombly, Esq.